

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2023

Michael Wang
Co-Chief Executive Officer
Ispire Technology Inc.
19700 Magellan Drive
Los Angeles, CA 90502

      Re: Ispire Technology Inc.
           Draft Registration Statement on Form S-1
           Submitted November 27, 2023
           CIK No. 0001948455

Dear Michael Wang:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Bradley Ecker at 202-551-4985 with any questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Manufacturing